September 8, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Catherine Brown

Re:	Exelon Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2010
File No. 001-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s comment letter dated August 25, 2010 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K, as filed with the Securities and Exchange Commission on February 5, 2010 (the “2009 Form 10-K”), and its Definitive Proxy Statement on Schedule 14A, as filed with the Commission on March 18, 2010 (the “proxy statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses. All responses to this letter are provided on a supplemental basis.

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Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 152

Combined Notes to Consolidated Financial Statements, page 184

Note 2. Regulatory Issues, page 200

Pennsylvania Transition-Related Legislative and Regulatory Matters, page 205

1.	We note a June 9, 2009 order from the PAPUC in which settlement discussions continue through the filing date of your Form 10-K. To the extent this matter has not been settled, you should provide your readers with a quantified assessment about the adverse financial impacts that may occur if you are no longer able to recover nuclear decommission costs from ratepayers for the seven former PECO units. If this event is reasonably possible, then a further discussion of whether customer collections via the PAPUC may need to be reinstated as well as the likelihood of that occurring may be helpful to a reader.

Response:

This matter has been settled.

As disclosed on page 32 of the March 31, 2010 Form 10-Q, during the course of the investigation into whether PECO Energy Company’s (“PECO”) nuclear decommissioning cost adjustment clause (“NDCAC”) should continue after December 31, 2010, PECO and the Pennsylvania Offices of Trial Staff, Consumer Advocate, Small Business Advocate and a group of industrial customers (collectively, the “parties”) reached an agreement, as set forth in a Stipulation and Joint Memorandum dated February 24, 2010 (the “Settlement”). The Settlement entitled PECO to recover decommissioning costs through the NDCAC beyond December 31, 2010. The Settlement also contained a provision under which PECO agreed that it would not claim recovery under the NDCAC for any incremental physical decommissioning costs incurred with respect to any former PECO nuclear unit as a result of an extension of a unit’s Nuclear Regulatory Commission (“NRC”) operating license. On March 16, 2010, the Administrative Law Judge (“ALJ”) issued a Recommended Decision, which concluded that PECO’s NDCAC should remain in effect beyond December 31, 2010, and recommended approval of the Settlement subject to a modification. Specifically, the ALJ stated that the provision regarding the recovery of incremental physical decommissioning costs is outside the scope of this investigation and is more appropriately considered in the NDCAC filings that are made every 5 years. Accordingly, the ALJ declined to approve this provision of the Settlement. On April 8, 2010, the parties filed exceptions to the ALJ’s proposed modification of the Settlement.

As disclosed on page 33 of the June 30, 2010 Form 10-Q, on July 15, 2010, the Pennsylvania Public Utility Commission (“PAPUC”) granted the parties’ exceptions and approved the Settlement in its entirety without the modification recommended by the ALJ. As a result, on page 76 of the June 30, 2010 Form 10-Q, Exelon disclosed that the Settlement will not result in a material impact to its future results of operations, cash flows or financial position.

Note 11. Asset Retirement Obligation, page 264

2.	We note your description of the reason for the net decrease in the ARO of $409 and $300 million for 2009 and 2008, respectively, beginning on page 264. We also note your analysis of the effect of changing some of the critical ARO assumptions beginning on page 70. Please tell us the following with a view toward future filing disclosure:

•	The likelihood of obtaining a 20 year extension for those nuclear units in which extension has been factored into the analysis;

•	The effect on the ARO of failure to obtain one or more license renewals;

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The extent to which tritium leaks in underground pipes at the Braidwood station are reflected in the decommissioning cost estimate study. If a separate analysis of such remediation costs was obtained and is reflected elsewhere in the financial statements, please explain to the staff how such amounts are reflected in the financial statements; and

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The extent to which the credit-adjusted, risk free rate applicable to discounting cash flows has been adjusted in past revisions of future cash outflows. If the discount rate has not been adjusted due to the direction of the revision, consider discussing what effect changes in the discount rate would have on the ARO in the event they were required to be revisited.

On this final point, you may want to consider a narrative that attempts to correlate the relative growth of the asset and liability due to accretion of the ARO liability versus the assumed growth in the trust assets based on assumed long term return rates. While GAAP requires separate accounting for the ARO and the trust assets, the economic consequences of failure to have sufficient trust assets to decommission the plants could have major liquidity effect on Generation. Therefore, to the extent you can provide a discussion of the interplay between these two balance sheet accounts, within the minimum funding requirements of the NRC, it may be helpful to a reader in simulating possible over/under funding scenarios.

Response:

In response to Staff’s comments, Generation will further enhance its disclosures related to its nuclear decommissioning asset retirement obligations (“ARO”) and associated nuclear decommissioning trust (“NDT”) fund investments in future Form 10-K filings as further explained below.

Likelihood of license renewals:

To date, Generation has successfully secured 20-year operating license renewal extensions for six of its nuclear units, and none of Generation’s applications for an operating license extension has been denied. Generation is in various stages of the process of pursuing similar extensions on its remaining eleven operating nuclear units. For depreciation purposes, as disclosed in Note 4, Property, Plant and Equipment, of the 2009 Form 10-K (page 214), Generation assumes successful 20-year renewals for each of its nuclear generating station licenses. Similarly, in its nuclear decommissioning ARO determinations, Generation has assumed the remaining eleven operating nuclear units will receive 20-year license extensions.

Generation’s assumption regarding license extension for depreciation and ARO determination purposes is based in part on the good current physical condition and high performance operations of these nuclear units; the favorable status of the ongoing license renewal proceedings with the NRC; and the successful renewals for six units to date.

Generation currently discloses in ITEM 1A, Risk Factors, of the 2009 Form 10-K (page 46) that “If the NRC does not renew the operating licenses for Generation’s nuclear stations or a station cannot be operated through the end of its operating license, Generation’s results of operations could be adversely affected by increased deprecation rates, impairment charges and accelerated future decommissioning costs, since depreciation rates and decommissioning cost estimates currently include assumptions that license renewal will be received.” In future Form 10-K filings, Generation will disclose in the Critical Accounting Policies and Estimates section its assumption for ARO determination purposes that it will obtain operating license renewal extensions.

Effect of not receiving license renewals:

As further explained on pages 69-70 of the 2009 Form 10-K, Generation uses a probability-weighted, discounted cash flow model to estimate its nuclear decommissioning AROs. Generation considers multiple outcome scenarios based upon significant estimates and assumptions for cost estimates and associated escalation rates, unit operating lives (including probability of license renewals), and various decommissioning approach scenarios. These assumptions have a significant impact on the determination of the ARO values. Generation estimates that the failure to obtain license renewals at the remaining nuclear units (assuming all other assumptions remain constant) would increase its ARO on average approximately $150 million per unit as of June 30, 2010. The size of the increase to the ARO for a particular nuclear unit is dependent upon the current stage in its original license term and its specific decommissioning cost estimates. If Generation did not receive license renewal on a particular unit, the increase to the ARO may be mitigated by Generation’s ability to delay ultimate decommissioning activities under a SAFSTOR method of decommissioning. In future Form 10-K filings, Generation will disclose in the Critical Accounting Policies and Estimates section the estimated average per unit increase in the ARO if it is unable to secure a license renewal.

Impact of tritium leaks:

At Braidwood, Generation has 114 on-site groundwater monitoring wells in order to measure tritium levels. As of June 2010, only 20 wells had detectable levels of tritium and all of these were well below the Federal EPA drinking water standards. Remediation at this site for the tritium releases will occur through natural attenuation (decay, dispersion and dilution); and as such, no reserves are required currently, nor are future costs associated with tritium remediation anticipated to be incurred during decommissioning as the levels of tritium will be below detectable levels at that time. Generation has previously disclosed the possibility of financial exposures, such as fines associated with the leaks, and that it had reserved adequate amounts associated with these matters. In its June 30, 2010 Form 10-Q, Generation disclosed the settlement of all pending actions associated with prior leaks. Under the terms of the settlement, Generation paid approximately $1.2 million in civil penalties and funds for supplemental environmental projects in the communities where the affected plants were located. This amount had been reserved for in prior periods.

Impact of credit-adjusted, risk-free rate:

As disclosed on page 264 of the 2009 Form 10-K, in 2008 and 2009, Generation reduced its estimates of overall future cash outflows associated with its ARO. These overall decreases were primarily the result of declines in assumed escalation rates used in the measurement. This change reflected an overall “net” decrease in the ARO across the fleet. However, certain individual nuclear units’ ARO estimates have increased in recent rounds of decommissioning cost estimate updates and therefore have been impacted by changes in the credit-adjusted, risk-free rate (“CARFR”). Generation proposes to disclose in future Form 10-K filings the following: (1) the impact of using the current year CARFR versus using the prior year’s CARFR in estimating the ending current year ARO in order to demonstrate the impact of changing CARFRs; and (2) a sensitivity analysis illustrating how a 25 basis point increase or decrease to the CARFR used in the current year ARO estimate update would have impacted the ARO balance.

Interplay of GAAP ARO and NRC minimum funding requirements:

Although GAAP requires separate accounting for the ARO and the NDT funds, the economic consequences of insufficient trust assets available to decommission the plants could have a major liquidity impact on Generation (as disclosed on page 48 of the 2009 Form 10-K). Further, on an interim basis, NRC minimum funding requirements could also require Generation to provide financial guarantees through letters of credit or parent guarantees, or through additional contributions to the trusts, which could be significant. As discussed beginning on page 266 of the 2009 Form 10-K, the NRC requires that licensees of nuclear generating facilities demonstrate reasonable assurance that funds will be available in specified minimum amounts at the time of decommissioning. The NRC minimum funding calculations, among other items, assume an annual fixed rate of return on NDT assets of 2% (3% for the former PECO units, as specified by the PAPUC) through the end of the current licensed life of the unit. The NRC methodology calculates the decommissioning liability as Generation’s best estimate of decommissioning costs using current year dollars. This cost estimate is not the present value of the future obligation; therefore it is neither escalated through the anticipated period of decommissioning, nor discounted using the CARFR. As disclosed on page 267 of the 2009 Form 10-K, the underlying decommissioning liability utilized in the NRC minimum funding calculation is inherently different from the GAAP ARO, primarily due to the differences in assumptions regarding the decommissioning alternatives able to be used and the probability of license renewals.

Generation will provide the following enhanced disclosure in its future Form 10-K filings, as an expansion to the disclosure included on page 267 of the 2009 Form 10-K, to provide its readers further clarity on the interplay between the NRC minimum funding requirement calculations and the current levels of NDT funds and the ARO:

“The estimated decommissioning obligations as calculated using the NRC methodology differ from the ARO recorded on Generation’s and Exelon’s Consolidated Balance Sheets primarily due to differences in assumptions regarding the decommissioning alternatives to be used, potential license renewals, decommissioning cost escalation, and the growth rate in the NDT funds. Under NRC regulations, if the minimum funding requirements calculated under the NRC methodology is less than the future value of the NDT funds, also calculated under the NRC methodology, then the NRC requires either further funding or other financial guarantees. Key assumptions used in the minimum funding calculation using the NRC methodology at December 31, 20XX include: (1) only one decommissioning scenario; (2) the plants cease operation at the end of their current license lives (does not include the possibility of license renewal for those units that have not already received renewals); (3) NRC minimum funding assumes current nominal dollar cost estimates that are neither escalated through the anticipated period of decommissioning, nor discounted using the CARFR; and (4) annual after-tax returns on the NDT funds are assumed to be 2% (3% for the former

PECO units, as specified by the PAPUC). In contrast, Generation’s key assumptions related to calculating the ARO and forecasting the target growth in the NDT funds used by Generation at December 31, 20XX include: (1) the ARO is determined using multiple scenarios where decommissioning activities are completed under three possible scenarios ranging from 10 to 70 years after the cessation of plant operations; (2) the plants cease operating at the end of an extended license life (assuming 20-year license renewal extensions); (3) the ARO is the present value of the future obligation and the annual average accretion of the ARO is approximately 6.3% through a period of approximately 30 years after the end of the extended lives of the units; and (4) the estimated targeted annual after-tax return on the NDT funds is X% to Y% (as compared to a historical 5-year annual average after-tax return of approximately 5%).”

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 9

Compensation Consultant, page 10

3.	We note your disclosure under this heading that:

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An office of Towers Perrin in a different city than Mr. Meischeid’s office provides Exelon with other services, including: actuarial valuation of pension plans and retiree welfare plans (and related services); pension plan administration services; health and welfare plan administration services; employee communications services; and information technology services;

•	The amount of revenues for such other services is reported to the compensation committee on a quarterly basis; and

•	In 2009, the aggregate amount paid to Towers Perrin for compensation consultant services was $120,998, and the amount paid for other services was $4,317,000.

Please disclose whether the decision to engage Towers Perrin for these other services was made, or recommended, by management, and whether the compensation committee or the board approved such other services of Towers Perrin. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Response:

The decision to engage Towers Perrin for the other services was made or recommended by management with the prior authorization and subsequent review by the compensation committee. We believe our proxy statement disclosures, taken as a whole, make this reasonably clear. As disclosed in the proxy statement, under Exelon’s Compensation Consultant Independence Policy, the compensation committee is empowered to authorize the aggregate amount of fees to be paid to the compensation consultant or the compensation consultant’s firm. As the Staff noted, the proxy statement explains that the services being performed by the consultant’s firm and the amount of fees paid to the firm are disclosed to the compensation committee on a quarterly basis.

Since the filing of the 10-K and the definitive proxy statement, Richard Meischeid, the compensation committee’s consultant, has founded a new executive compensation consulting firm, Pay Governance LLC, which includes a number of former Towers Watson executive compensation consultants. Mr. Meischeid discussed his new firm with the compensation committee at its most recent meeting, and he explained how Pay Governance LLC will not be an affiliate of Towers Watson and will be separately financed. The compensation committee determined that it would consider retaining Mr. Meischeid and his new firm at its next meeting, pending review of the terms of the engagement letter. Assuming that the compensation committee retains Mr. Meischeid and Pay Governance LLC as its compensation consultant, future proxy statements will include disclosure of the fees paid to Towers Watson through the date of the engagement of Pay Governance LLC as the compensation committee’s consultant and would only include fees paid to Pay Governance LLC after the date of its engagement, and would include no disclosure of fees paid to Towers Watson after that date. In any event, future proxy statements will include more explicit disclosure of the information required by Item 407(e)(3)(iii)(A) of Regulation S-K.

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Exelon acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (312) 394-4736.

Very truly yours,

/s/ Duane M. DesParte
Duane M. DesParte
Vice President and Corporate Controller
Exelon Corporation